

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

July 8, 2016

Via E-mail
Jennifer M. Davis
Deputy Chief Financial Officer
Santander Drive Auto Receivables LLC
1601 Elm Street
Suite 800
Dallas, Texas 75201

> **Re: Santander Drive Auto Receivables Trust 2012-6**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 333-180147-03**
>
> **Santander Drive Auto Receivables Trust 2013-1**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 333-180147-04**
>
> **Santander Drive Auto Receivables Trust 2013-2**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 333-180147-05**
>
> **Santander Drive Auto Receivables Trust 2013-3**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 333-180147-06**
>
> **Santander Drive Auto Receivables Trust 2013-4**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 333-180147-07**

Dear Ms. Davis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 10-K

Exhibit 31.1

1. We note that the Certifications filed as Exhibit 31.1 for each of the Forms 10-K referenced above include the version of paragraph four that is to be used when the servicer signs the Form 10-K reports; however, it appears that the depositor signed each of the Form 10-K reports. Please amend your Form 10-K for each issuing entity referenced above to provide a certification that includes the correct version of paragraph four. See footnote two to Item 601(b)(31)(ii) of Regulation S-K. Please also confirm that, in future filings for these and any other transactions for which you are the depositor, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 33.1

2. We note the statement in paragraph 5 of the report on assessment of compliance with servicing criteria provided by Santander Consumer USA Inc. ("SCUSA") filed as Exhibit 33.1 for each Form 10-K referenced above that the asserting party engaged vendors with respect to servicing criterion Item 1122(d)(2)(i). We also note SCUSA's statement in footnote 4 in Appendix B that SCUSA has engaged a vendor with respect to Item 1122(d)(4)(i). Because SCUSA did not identified Item 1122(d)(4)(i) in the body of the assessment as a criterion for which SCUSA has engaged a vendor, it is unclear whether the statements made by SCUSA in paragraphs 7 and 8 relate solely to Item 1122(d)(2)(i) or relate to all servicing criteria identified by SCUSA in the body of the assessment and in Appendix B that SCUSA identified as criteria for which SCUSA engaged a vendor and has elected to take responsibility for assessing compliance. Please advise.

3. We also note SCUSA's statement in footnote 3 in Appendix B, referring to Item 1122(d)(1)(v), that "[a]ggregation of [d]ata is new criteria for 2015" and that "[n]o new procedures were performed as testwork is incorporated in testwork done via 1122(d)(3)(i)." This footnote appears to indicate that the servicer has assessed whether the aggregation and conveyance of information is accurate only with respect to the servicing criterion associated with reports to investors. Please tell us whether the servicer has assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of the assessment filed as Exhibit 33.1 and the auditor's attestation report filed as Exhibit 34.1 for all

applicable servicing criteria under Item 1122(d) of Regulation AB for which SCUSA was responsible for the aggregation and conveyance of information.

Form 10-K for Santander Drive Auto Receivables Trust 2013-3

4. We note your disclosure that in April and May of 2014 SCUSA, as servicer of Santander Drive Auto Receivables Trust 2013-5 ("SDART 2013-5"), erred in calculating the distribution of principal to Class A-2 noteholders and that SCUSA amended the transaction documents to make special payments and implemented additional processes and enhanced controls to ensure proper distributions in the future. It is not clear why this disclosure related to an error that occurred in the SDART 2013-5 transaction in 2014 is being provided in Santander Drive Auto Receivables Trust 2013-3's Form 10-K for the fiscal year ended December 31, 2015. It also appears that relevant disclosure about the error, its scope and subsequent action was not included in the body of SDART 2013-5's Form 10-K for the fiscal year ended December 31, 2014. Please advise.

Exhibit 31.1 to Form 10-K for Santander Drive Auto Receivables Trust 2013-4

5. We note that SCUSA has indicated in its report on assessment of compliance with applicable servicing criteria that the servicing criterion included in Item 1122(d)(1)(iv) is inapplicable to the platform. We also note, however, that the Sale and Servicing Agreement filed as Exhibit 10.2 to the issuing entity's Form 8-K filed on July 17, 2013 (and incorporated by reference to this report on Form 10-K as Exhibit 10.2) indicates in Exhibit C to that agreement that Item 1122(d)(1)(iv) is an applicable servicing criterion for the servicer. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla M. Roberts at (202) 551-3490 or me at (202) 551-3731 if you have any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Izzy Dawood, Chief Financial Officer, Santander Consumer USA
       Angela M. Ulum, Esq., Mayer Brown LLP